 Alamos Gold Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company") is for the three-month period ended March 31, 2015 compared to the three-month period ended March 31, 2014. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period. The Company’s functional and presentation currency is the United States dollar. This MD&A is current to May 5, 2015 and should be read in conjunction with the Company’s Annual Information Form and other public filings available at the System for Electronic Document Analysis and Retrieval - www.sedar.com (“SEDAR”) and at the Electronic Data Gathering, Analysis, and Retrieval - www.sec.gov (“EDGAR”). Management is responsible for the condensed interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities commissions. The Audit Committee reviews the condensed interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.
The MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 3 of the December 31, 2014 consolidated financial statements for disclosure of the Company’s significant accounting policies, which outlines matters the Company considers important for an understanding of its financial condition and results of operations as at, and for the three-month period ending March 31, 2015.
Note to U.S. Investors
All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. Canadian standards differ significantly from the requirements of the SEC. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC standards. As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable mineral reserves.

Overview
Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI) and New York Stock Exchange (NYSE: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) located in the state of Sonora in northwest Mexico, the Esperanza Gold Project in the state of Morelos, Mexico, the Ağı Dağı, Kirazlı and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey, and the Quartz Mountain Property in Oregon, U.S.A.
Mulatos (Mexico - producing)
The Mulatos mine is located within the 28,773 hectare Salamandra group of concessions in the state of Sonora in northwest Mexico. The Mulatos mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.4 million ounces of gold to-date.
Based on December 31, 2014 proven and probable mineral reserves of 46.6 million tonnes grading 1.16 grams of gold per tonne of ore (“g/t Au”) for 1.7 million contained ounces of gold, the Mulatos mine has a remaining life of approximately seven years. In 2014, the Mulatos mine transitioned from open pit to both open pit and underground mining in order to access higher grade mineral reserves.
Esperanza (Mexico - development stage)
The Esperanza Gold Project has measured and indicated mineral resources (reported at a 0.4 g/t Au cut-off) at December 31, 2014 of 34.4 million tonnes grading 0.98 g/t Au and 8.1 g/t silver ("Ag") for approximately 1.1 million ounces of gold and 8.9 million ounces of silver.
The Company acquired the Esperanza Gold Project in 2013. In September 2011, the previous owners completed a Preliminary Economic Assessment (“PEA”) on the Esperanza Gold Project outlining an initial six-year mine life with expected total production of 0.6 million ounces of gold at an average rate of 103,000 ounces per year at total cash operating costs of $499 per ounce (net of by-product credits). Applying a gold price assumption of $1,150 per ounce, the September 2011 PEA indicated that the Esperanza Gold Project has an after-tax internal rate of return of 26% and an after-tax 5% net present value of $122 million.
Ağı Dağı, Kirazlı and Çamyurt (Turkey - development stage)
In early 2010, the Company acquired the 8,317 hectare Ağı Dağı and Kirazlı gold development projects in Turkey, which contain established mineral resources and several highly prospective exploration targets. In June 2012, the Company published a positive preliminary feasibility study for the Ağı Dağı and Kirazlı projects, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver, at an average rate of 166,000 ounces of gold per year and cash operating costs of $544 per ounce (net of by-product credits) over a nine-year mine life. In addition, in 2011 the Company discovered the Çamyurt project located approximately three kilometres (“km”) southeast of Ağı Dağı.
Measured and Indicated mineral resources at Ağı Dağı, Kirazlı and Çamyurt (reported at a 0.2 g/t Au cut-off) at December 31, 2014 total 140.5 million tonnes grading 0.66 g/t Au and 5.36 g/t Ag for approximately 3.0 million ounces of gold and 24.5 million ounces of silver. Inferred mineral resources total an additional 25.2 million tonnes grading 0.54 g/t Au and 4.55 g/t Ag, for 0.4 million contained ounces of gold and 3.7 million contained ounces of silver.
Quartz Mountain (U.S.A. - exploration stage)
On September 13, 2013, the Company completed the acquisition of Orsa Ventures Corporation (“Orsa”), a junior exploration company focused on advancing its precious metal properties located in the Western United States. By acquiring Orsa, the Company obtained the right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada, and has an Inferred mineral resource (reported at a 0.21 g/t Au cut-off (oxide) and 0.58 g/t Au cut-off (sulphide) at December 31, 2014

MANAGEMENT’S DISCUSSION & ANALYSIS
(All amounts are expressed in United States dollars, unless otherwise stated)

of 110.4 million tonnes grading 0.80 g/t Au for 2.85 million ounces of gold.
First Quarter 2015 Highlights

	Q1 2015	Q1 2014	Change (%)
Ounces produced	38,000	37,000	3%
Ounces sold	36,556	32,161	14%

Operating Revenues (000)	$44,728	$41,511	8%
Earnings before income taxes (000)	$4,992	$4,720	6%
Earnings (000)	$2,215	$2,746	(19%)
Earnings per share (basic and diluted)	$0.02	$0.02	—

Cash flow from operating activities before changes in non-cash working capital (000)	$7,373	$15,939	(54%)
Cash flow from operating activities (000)	$2,440	$7,265	(66%)

Cash and short-term investments (000) (2)	$351,441	$409,904	(14%)

Realized gold price per ounce	$1,224	$1,291	(5%)
Average London PM Fix gold price per ounce	$1,218	$1,293	(6%)

Total cash cost per ounce (1)	$805	$617	30%
All-in sustaining cost per ounce (1)	$1,115	$908	23%
All-in cost per ounce (1)	$1,488	$1,115	33%

(1)
“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(2)	Cash and short-term investments are shown as at March 31, 2015 and March 31, 2014.
First Quarter 2015
Financial Performance

•	Sold 36,556 ounces of gold at an average realized gold price of $1,224 per ounce for quarterly revenues of $44.7 million

•	Reported cash from operating activities before changes in non-cash working capital of $7.4 million ($0.06 per share), and $2.4 million ($0.02 per share) after changes in non-cash working capital

•
Realized quarterly earnings of $2.2 million ($0.02 per share) compared to earnings of $2.7 million ($0.02 per share) in the first quarter of 2014. First quarter 2015 earnings included a $4.9 million after-tax gain on the sale of the El Realito concessions within the Mulatos district, a $1.8 million unrealized foreign exchange loss, and $0.8 million of transactions costs related to the Merger with AuRico Gold Inc.

•	Reported cash and cash equivalents and short-term investments of $351.4 million as at March 31, 2015
Operational Performance

•	Produced 38,000 ounces of gold at a total cash cost of $805 per ounce of gold sold, below the Company's annual guidance, and at an all-in sustaining cost of $1,115 per ounce of gold sold

•	Achieved average crusher throughput of 17,500 tonnes per day (“tpd”) in the first quarter, despite lower high-grade mill feed and a planned three-day shutdown to replace and relocate the agglomerators

•	Mined and stacked ore on the leach pad grading 0.92 g/t Au, 15% above annual budgeted grades, resulting in 45,900 contained ounces stacked on the leach pad in the first quarter

•	Continued optimization of the high grade mill circuit improving recoveries to 60% in the quarter

•	Grades milled averaged 10.37 g/t Au during the quarter, above the annualized budget of 9.5 g/t Au

•	Commenced exploration activities at the Cerro Pelon satellite deposit

•	Reported updated mineral reserves and resources as at December 31, 2014
Subsequent to quarter-end:

•
Announced that the Company has entered into a definitive agreement with AuRico Gold Inc. ("AuRico") to combine the respective companies (the "Merger") by way of a Plan of Arrangement, creating a new, leading intermediate gold producer

•	Subscribed to 9.9% of AuRico's outstanding common shares through a private placement for approximately US$83.3 million

•	Declared a semi-annual dividend of $0.03 per common share. The dividend is payable on May 29, 2015 to shareholders of record as of the close of business on May 15, 2015

•	Implemented a dividend reinvestment and share purchase plan ("DRIP")

•
Received notice that the Çanakkale Administrative Court dismissed the injunction against the Company's positive Environmental Impact Assessment ("EIA") certificate for the Ağı Dağı project, returning the EIA to good standing

Merger with AuRico Gold Inc.
On April 13, 2015, the Company announced that it had entered into a definitive agreement with AuRico to combine the respective companies (the “Merger”) by way of a Plan of Arrangement, creating a new, leading intermediate gold producer (“MergeCo”). The Merger combines two top-quality, highly-complementary asset portfolios, including two long-life, cash flow-generating gold mines: AuRico’s Young-Davidson mine in Ontario, Canada and Alamos’ Mulatos mine in Sonora, Mexico. The transaction is structured as a merger of equals with a transaction equity value of approximately $1.5 billion at the time of announcement.
Under the terms of the Merger, holders of Alamos shares will receive, for each share held, 1 MergeCo share and $0.0001 in cash, and holders of AuRico shares will receive, for each share held, 0.5046 MergeCo shares. Upon completion of the Merger, former Alamos and AuRico shareholders will each own approximately 50% of MergeCo (to be named Alamos Gold Inc.). In addition, a new company (“SpinCo”), to be named AuRico Metals Inc., will be created to hold AuRico’s Kemess project, a 1.5% net smelter return royalty on the Young-Davidson mine, AuRico’s Fosterville and Stawell royalties, and will be capitalized with $20 million of cash. Upon completion of the Merger, MergeCo will own a 4.9% equity interest in SpinCo. The remaining shares of SpinCo will be distributed 50% each to former Alamos and AuRico shareholders.
The merger is subject to shareholder and other applicable regulatory approvals, and satisfaction of other customary conditions. The merger is expected to close by mid-2015. The Merger includes customary provisions, including fiduciary out provisions, covenants not to solicit other acquisition proposals and the right to match any superior proposals. Termination fees of $28.4 million will be paid to Alamos and $37.5 million will paid to AuRico in certain circumstances should the Merger not be completed.
In connection with the Merger, on April 20, 2015, Alamos subscribed for approximately 27.9 million common shares of AuRico on a private placement basis, representing approximately 9.9% of AuRico's outstanding common shares after giving effect to the private placement. The common shares were acquired at a price of $2.99 per share, equal to AuRico’s closing price on the New York Stock Exchange on April 10, 2015, for total gross proceeds to AuRico of approximately $83.3 million.

MANAGEMENT’S DISCUSSION & ANALYSIS
(All amounts are expressed in United States dollars, unless otherwise stated)

Results of Operations
Gold production of 38,000 ounces in the first quarter of 2015 increased 3% compared to 37,000 ounces in 2014. The table below outlines key production indicators for the first quarters of 2015 and 2014.

Production summary	Q1 2015	Q1 2014	Change (#)	Change (%)
Ounces produced (1)	38,000	37,000	1,000	3%

Crushed ore stacked on leach pad (tonnes) (2)	1,552,000	1,483,500	68,500	5%
Grade (g/t Au)	0.92	1.03	(0.11)	(11%)
Contained ounces stacked	45,900	49,100	(3,200)	(7%)

Crushed ore milled (tonnes)	20,350	30,100	(9,750)	(32%)
Grade (g/t Au)	10.37	3.28	7.09	216%
Contained ounces milled	6,800	3,200	3,600	113%

Ratio of total ounces produced to contained ounces stacked and milled	72%	71%	1%	1%

Total ore mined (tonnes) (3)	1,863,000	1,748,000	115,000	7%
Waste mined (tonnes)	1,143,000	950,000	193,000	20%
Total mined (tonnes)	3,006,000	2,698,000	308,000	11%

Waste-to-ore ratio	0.61	0.54	0.07	13%

Ore crushed per day (tonnes) - combined	17,500	16,800	700	4%

(1)	Reported gold production for Q1 2015 is subject to final refinery settlement and may be adjusted.

(2)	Excludes mill tailings stacked on the heap leach pad during the period.

(3)	Includes ore stockpiled during the period.
In the first quarter of 2015, the Mulatos mine (“Mulatos”) produced 38,000 ounces of gold compared to 37,000 ounces in 2014. Open pit, heap leach operations at Mulatos continue to meet expectations and remain the driver of the operation, contributing strong production in the first quarter of 2015.
Grades stacked on the leach pad in the quarter were 15% above the annual budget of 0.80 g/t Au, as the Company continued to benefit from positive grade reconciliations in the Mulatos pit. Grades milled were slightly above budget, however, mill throughput and recoveries were lower than anticipated as optimization of the mill circuit continued throughout the quarter. In the first quarter, the Company installed finer screens to reduce grind size, and is installing a vertical grinding mill to complement the existing circuit. The Company expects that the new grinding mill will be installed and operational by the end of the second quarter, at a capital cost of approximately $1.5 million. Additionally, a second ILR has been installed which is expected to alleviate the bottleneck in concentrate processing capacity. The current mill configuration is achieving recoveries of approximately 60%, with recoveries expected to improve to 75% with the installation of the vertical grinding mill, at which point the Company expects production from the high-grade mill to improve significantly as throughput is ramped up.
Development of the San Carlos underground deposit continued to be a focus during the first quarter. The Company advanced approximately 360 metres, with total development to date of 1,900 metres. The Company is currently mining from two stopes, and has focused development to the east of current mining activities.
Total crusher throughput in the first quarter of 2015 averaged 17,500 tpd, below the annual budgeted rate of 17,850 tpd. During the first quarter of 2015, throughput to the leach pad was consistent with budget despite three days of downtime to replace and relocate the agglomerators. Given the decrease in mill throughput, the Company is building high-grade stockpiles that will be processed once the mill improvements are completed.
The recovery ratio in the first quarter was 72%. This was slightly below the Company’s annual budget of 74% reflecting lower than budgeted recoveries from the high-grade mill.
Operating Costs
The following table compares costs per tonne for the three-month periods ended 2015 and 2014 :

Costs per tonne summary (2)	Q1 2015	Q1 2014	Change (%)
Mining cost per tonne of material (ore and waste)	$3.75	$2.75	36%
Waste-to-ore ratio	0.61	0.54	13%

Mining cost per tonne of ore	$6.05	$4.25	42%
Crushing/conveying cost per tonne of ore	$2.15	$2.55	(16%)
Processing cost per tonne of ore	$4.47	$4.93	(9%)
Mine administration cost per tonne of ore	$2.92	$2.40	22%
Total cost per tonne of ore (1)	$15.59	$14.13	10%

(1)	Cost per tonne reflects total costs related to crushed ore stacked on the leach pad and crushed ore milled on a blended basis.

(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.
Total cost per tonne of ore in the first quarter of 2015 of $15.59 increased 10% compared to the same period of 2014 as a result of higher mining and administration costs.
Mining cost per tonne of material was $3.75 in the first quarter of 2015, a 36% increase from $2.75 in the first quarter of 2014. Mining costs increased primarily as a result of the inclusion of higher cost per tonne underground mining costs and longer haul distances at the open-pit operations.
Mining cost per tonne of ore of $6.05 was below guidance due to a lower waste-to-ore ratio of 0.61:1 compared to the annual budget of 1.27:1. Mining cost per tonne of ore in the first quarter of 2015, was 42% higher than $4.25 per tonne in the first quarter of 2014. This was attributable to the foregoing, in addition to a 13% increase in the waste-to-ore in the first quarter of 2015 compared to 2014.
Crushing and conveying cost per tonne of ore was $2.15 in the first quarter of 2015, a decrease of 16% compared to 2014. Crushing and conveying costs decreased in 2015 due to a weaker Mexican peso which drove operating costs lower, as well as higher throughput which lowered the impact of fixed costs on a per-tonne basis.
Processing costs per tonne of ore were $4.47 in the first quarter of 2015 compared to $4.93 in 2014, a 9% decrease. Processing costs were lower in 2015 relative to 2014, as a result of lower cyanide input costs and stronger silver by-product credits. The Company has benefited from lower cyanide rates in the first quarter of 2015 compared to a year ago and the 2015 annual guidance.
Mine administration costs per tonne of ore in the first quarter of 2015 were $2.92, higher than 2014 but in line with the 2015 annual budget. The Company anticipates mine administration cost per tonne for the remainder of 2015 to be consistent with the first quarter.
Cash operating costs of $728 per ounce of gold sold in the first quarter of 2015 were below the Company’s annual guidance range of $800 per ounce, but 33% higher than $546 per ounce reported in the first quarter of 2014. The increase relative to the prior year is attributable to lower grades stacked on the leach pad, and a higher cost per tonne of ore mined. Cash operating costs were lower than budget due to a positive grade reconciliation on material stacked on the leach pad, as well as a lower waste-to-ore ratio.

MANAGEMENT’S DISCUSSION & ANALYSIS
(All amounts are expressed in United States dollars, unless otherwise stated)

Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to mill processing or to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory.
A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation (1)	Q1 2015	Q1 2014
Total cost per tonne of ore	$15.59	$14.13
Ore stacked/milled (tonnes)	1,572,350	1,513,600
Total cost	$24,513,000	$21,387,200
Inventory adjustments to reflect ounces allocated to stockpile inventory	(778,000)	(678,000)
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	2,881,000	(3,163,200)
Mining and processing costs allocated to ounces sold	$26,616,000	$17,546,000
Ounces sold	36,556	32,161
Cash operating cost per ounce sold	$728	$546

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.
In the first quarter of 2015, the number of ounces in leach pad inventory decreased, as the number of estimated recoverable ounces stacked on the leach pad was lower than ounces produced in the quarter. Leach pad inventory, which incorporates both cash operating costs and amortization, decreased to $24.4 million at March 31, 2015 from $27.1 million at December 31, 2014, reflecting higher costs and amortization per ounce in inventory.

Investments in Mineral Property, Plant and Equipment and Acquisitions
A summary of the cash invested in operating capital and development activities for the period ended March 31, 2015 are presented below:

Q1 2015
($000)
Sustaining Capital - Mulatos
Construction	325
Interlift liners, ponds, and leach pad	1,191
Agglomerators	2,853
Component changes	703
Other	587
5,659
Development - Mulatos
El Victor	2,457
San Carlos underground	890
Capitalized exploration (San Carlos, La Yaqui)	2,374
Land acquisitions	2,803
Other	1,823
10,347
Development - Esperanza
Development, capitalized exploration, and equipment	765
Development - Turkey
Development, capitalized exploration, and equipment	641
Head office - Toronto
IT infrastructure, software and furniture	87
Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$17,499
Sustaining Capital - Mexico
Sustaining capital in Mexico in first quarter of 2015 included $1.2 million on leach pad interlift liners and maintenance of the ponds, $0.7 million for component changes, and $2.9 million moving and replacing the agglomerators. Sustaining capital in the first quarter of $5.7 million was as budgeted. The full year sustaining capital guidance remains at $12.5 million.
Development - Mexico
Development activities in Mexico in first quarter of 2015 were focused on underground development of the San Carlos deposit and waste removal at El Victor. In addition, the Company secured surface access to the Cerro Pelon deposit and commenced exploration and permitting activities.
Other significant development spending in first quarter of 2015 included $2.4 million in capitalized exploration focused on San Carlos and La Yaqui. In addition, the Company invested $0.8 million at the Esperanza Gold Project advancing the EIA baseline study work. Capital expenditures in Turkey and Toronto were minimal in the first quarter of 2015.
Development spending at Mulatos in 2015 will be focused on further underground development of San Carlos, pre-stripping of the El Victor open pit and exploration and development of the Cerro Pelon and La Yaqui satellite deposits. Development spending at Esperanza in 2015 of approximately $9.8 million (which includes $2.0 million of exploration spending) will be focused on ongoing baseline work required for the resubmission of an EIA report and an internal feasibility study to further support development of the project.

MANAGEMENT’S DISCUSSION & ANALYSIS
(All amounts are expressed in United States dollars, unless otherwise stated)

Development - Turkey
The Ağı Dağı and Kirazlı gold projects are located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 km southeast of Çanakkale and Kirazlı is located approximately 25 km northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.
In June 2012, the Company published a preliminary feasibility study summary of the Ağı Dağı and Kirazlı projects, with annual combined gold production expected to peak at 237,000 ounces, and averaging 166,000 ounces per year over the nine year combined mine life. For further information with respect to the preliminary feasibility study, refer to the related technical report available at the Company’s website at www.alamosgold.com and on www.sedar.com under the Company’s profile. In conjunction with the preliminary feasibility study, the Company reported an initial inferred mineral resource estimate at Çamyurt of 640,000 ounces. The potential inclusion of the Çamyurt resource in a combined development scenario is expected to significantly enhance the overall economics of the Company’s Turkish projects.
In the first quarter of 2015, total development expenditures in Turkey of $0.6 million were capitalized.
In April 2015, the Company received notice that the injunction order granted against the Turkish Ministry of the Environment and Urbanization's (the "Ministry") approval of the Environmental Impact Assessment ("EIA") for the Ağı Dağı gold project had been dismissed by the Çanakkale Administrative Court. The Ministry previously signed and issued formal approval in the form of an EIA Positive Decision Certificate for Ağı Dağı in August 2014. In January 2015, the Çanakkale Administrative Court in Turkey granted an injunction order against the Ministry's approval of the EIA. The Ministry successfully appealed the ruling with the Çanakkale Administrative Court dismissing the injunction on the basis that the challenge against the EIA approval was registered after the deadline for such challenges to be filed had expired. With this ruling, the Ministry's approval of the EIA has been returned to good standing.
The Company continues to await a ruling from the Turkish High Administrative Court on the Ministry and the Company’s appeal of the Çanakkale Administrative Court’s cancellation of the Ministry’s EIA approval in relation to the Kirazlı main project due to the lack of cumulative impact assessment (“CIA”). The appeal decision remains pending, but is expected to be finalized shortly. In order to address the CIA requirements and concerns of the Court, the Company prepared and submitted a CIA for the Kirazlı project, which has been approved by the Ministry and submitted to the High Court.
Obtaining forestry and operating permits are the next steps in the permitting process. The Company remains confident that these permits will be granted. However, legal challenges have increased uncertainty of the expected timing for receipt of these permits. A full development budget for Kirazlı and Ağı Dağı will be re-initiated once the required permits are received. The capital spending budget for these projects is not expected to differ materially from the June 2012 preliminary feasibility study. The Company is however in the process of evaluating the impact of updated capital costs, the recently approved new mining law, forestry fee changes, tax incentive availability changes and the devaluation of the Turkish Lira on the operating costs and overall economics of its projects. The Company expects first gold production from Kirazlı within 18 months of receipt of the outstanding permits.
Exploration Summary
Total exploration expenditures in the first quarter of 2015 were $4.8 million primarily focused at San Carlos, La Yaqui, Esperanza and Quartz Mountain. Of this amount, $3.1 million at San Carlos, La Yaqui, and Esperanza was capitalized. An additional $1.7 million of spending at Quartz Mountain and administration costs were expensed.
Exploration - Mulatos
In the first quarter of 2015, exploration drilling was focused on the San Carlos and La Yaqui deposits.

San Carlos
San Carlos was the highest priority for exploration with approximately 10,760 metres (“m”) drilled during the first quarter of 2015.   The current drilling is part of the ongoing exploration program to upgrade existing mineral resources and to extend the strike and dip of existing mineralization.
La Yaqui
A total of 3,779m was drilled from surface at La Yaqui during the first quarter of 2015. The program included infill drilling within the proposed pit and condemnation and engineering drilling under proposed infrastructure. Results to date from infill drilling are consistent with the existing reserve model. Highlights to date include:

•	15YAQ008: 48.8m at 3.60 g/t Au

•	15YAQ024: 65.5m at 1.91 g/t Au

•	15YAQ025: 53.4m at 2.02 g/t Au

•	15YAQ030: 35.1m at 2.92 g/t Au

•	15YAQ018: 51.8m at 1.74 g/t Au

•	15YAQ001: 32m at 2.37 g/t Au

•	15YAQ002: 32m at 2.59 g/t Au

•	15YAQ003: 24.4m at 2.37 g/t Au
Exploration - Esperanza
The Company capitalized $0.8 million at the Esperanza Gold Project in the first quarter of 2015. These development costs were primarily related to the collection of baseline study data to support resubmission of the EIA. The Company is currently completing preparatory work for a planned geotechnical and exploration drill program.
Exploration - Quartz Mountain
In the first quarter of 2015, the Company invested $0.8 million at the Quartz Mountain project, which was expensed.  A total of 3,945m of drilling was completed at the Quartz Butte and Crone Hill deposits during the first quarter. The current program has the dual objective of validating the existing resource and testing the new geological model. Results received to date have demonstrated strong correlation to the geological model.

MANAGEMENT’S DISCUSSION & ANALYSIS
(All amounts are expressed in United States dollars, unless otherwise stated)

Financial Highlights
A summary of the Company’s financial results for the three-month periods ended March 31, 2015 and 2014 is presented below:

	Q1 2015	Q1 2014
Cash provided by operating activities before changes in non-cash working capital (000) (1) (2)	$7,373	$15,939
Changes in non-cash working capital	($4,933)	($8,674)
Cash provided by operating activities (000)	$2,440	$7,265
Earnings before income taxes (000)	$4,992	$4,720
Earnings (000)	$2,215	$2,746
Earnings per share
- basic	$0.02	$0.02
- diluted	$0.02	$0.02
Comprehensive income (000)	$2,546	$2,246
Weighted average number of common shares outstanding
- basic	127,357,000	127,483,000
- diluted	127,357,000	127,499,000
Assets (000) (3)	$881,854	$879,511

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.

(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.

(3)	Assets are shown as at March 31, 2015 and December 31, 2014.
The Company’s operating margins in the first quarter of 2015 were negatively impacted by a weaker gold price. The Company generated $7.4 million ($0.06 per share) cash from operating activities (before changes in non-cash working capital). Cash provided by operating activities of $2.4 million or $0.02 per share in the first quarter decreased 66% relative to the same period of 2014 as a result of higher cash operating costs.
Earnings before income taxes were $5.0 million or $0.04 per share for the first quarter of 2015 compared to $4.7 million or $0.04 per share in 2014. Earnings for the first quarter of 2015 included a $7.0 million gain ($4.9 million after-tax) on the sale of the El Realito concession. On an after-tax basis, the Company recorded earnings in the first quarter 2015 of $2.2 million or $0.02 per share compared to earnings of $2.7 million in the same period of 2014 as a result of higher gold sales offset by higher cash operating costs.
Gold Sales
Details of gold sales are presented below:

	Q1 2015	Q1 2014	Change (#)	Change (%)
Gold sales (ounces)	36,556	32,161	4,395	14%
Operating revenues (000)	$44,728	$41,511	$3,217	8%
Realized gold price per ounce	$1,224	$1,291	($67)	(5%)
Average gold price for period (London PM Fix)	$1,218	$1,293	($75)	(6%)
Operating revenues in the first quarter of 2015 of $44.7 million increased 8% compared to $41.5 million in the first quarter of 2014 as a result of a 14% increase in the number of ounces of gold sold offset by a 5% decline in the realized gold price per ounce.
The Company generally enters into short-term forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. For the first quarter of 2015, the Company achieved a realized gold price per ounce of $1,224, $6 above the average London PM Fix gold price for the quarter. The Company did not have any significant derivative activity outstanding related to gold, and has not entered into any long-term hedges in 2015, therefore is leveraged to future changes in the price of gold.
Assessment of Gold Market
The market price of gold continues to exhibit significant volatility. The spot market gold price was approximately $1,197 per ounce on May 5, 2015. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $392 per ounce.
Operating Expenses and Operating Margins
Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q1 2015	Q1 2014	Change (#)	Change (%)
Gold production (ounces) (1)	38,000	37,000	1,000	3%
Gold sales (ounces)	36,556	32,161	4,395	14%

Cash operating costs (000) (2)	$26,616	$17,546	$9,070	52%
- Per ounce sold	$728	$546	$182	33%

Royalties (000) (3)	$2,820	$2,305	$515	22%
Total cash costs (000) (2)	$29,436	$19,851	$10	50%
- Per ounce sold	$805	$617	$188	30%

Corporate and administrative, share-based compensation, exploration, reclamation costs, sustaining capital expenditures (000)	$11,328	$9,352	$1,976	21%
All-in sustaining cost (000) (4)	$40,764	$29,203	$11,561	40%
- Per ounce sold	$1,115	$908	$207	23%

- Realized gold price per ounce	$1,224	$1,291	($67)	(5%)
- Operating cash margin per ounce (5)	$419	$674	($255)	(38%)

(1)	Reported gold production is subject to final refinery settlement.

(2)
“Cash operating costs” and “Total cash costs” are non-GAAP measures. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)
Royalties are included as of April 1, 2006 at 5.5% of net precious metals revenues (as determined in accordance with the royalty agreement with Royal Gold of 5%, and the 0.5% Extraordinary Mining tax in Mexico).

(4)
“All-in sustaining cost” is a non-GAAP measure that reflects total mining and processing cost, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(5)
“Operating cash margin per ounce” is a non-GAAP measure that is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Total cash costs in 2015 were $805 per ounce of gold sold, below the Company’s full year guidance of $865 per ounce. Total cash costs per ounce in first quarter of 2015 were 30% higher than in the same period of 2014 due to lower grades stacked on the leach pad, and higher mining and input costs.
All-in Sustaining Costs
In June 2013, the World Gold Council (“WGC”) published a guidance note on Non-GAAP metrics available to gold mining industry participants to use to report their costs in an effort to encourage improved

MANAGEMENT’S DISCUSSION & ANALYSIS
(All amounts are expressed in United States dollars, unless otherwise stated)

understanding of the total costs associated with mining an ounce of gold. The Company began reporting “All-in sustaining costs” or “AISC” in 2013.
All-in sustaining cost per ounce is reported for the Company’s producing mine, the Mulatos mine in Mexico. Costs attributable to the Company’s development projects in Turkey, Mexico and the United States are not included within AISC.
AISC include cash costs, exploration, corporate and administrative, share based compensation, reclamation and sustaining capital costs, and were $1,115 per ounce of gold sold in the first quarter 2015. AISC for the quarter were slightly above the Company’s annual guidance of $1,100 due to the timing of sustaining capital spending, which was front end loaded for the year, and had the impact of increasing AISC on a per ounce basis. AISC per ounce increased 23% in first quarter of 2015 relative to 2014 due primarily to lower grades mined 2015 as well as higher overall mining costs and sustaining capital costs.
Royalty
Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty with Royal Gold Inc. (the “Royal Gold royalty”). At gold prices above $400 per ounce, this royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs, and is included in royalty expense. The Royal Gold royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to the royalty. As at March 31, 2015, the royalty was paid or accrued on approximately 1.4 million ounces of applicable gold production. Royalty expense of $2.8 million increased 22% from $2.3 million in 2014 due to higher gold sales. In 2015, royalty expense includes the 0.5% Extraordinary Mining Duty payable to the Mexican Government, which totaled $0.2 million for the quarter.
Amortization
Amortization expense of $245 per ounce in the first quarter of 2015 was approximately 31% lower than in the same period of 2014 as a result of lower amortization associated with high grade production from the San Carlos deposit compared with amortization from the Escondida deposits in the prior year. Amortization per ounce is expected to remain at the current level as the Company has now fully transitioned to mining from the San Carlos underground deposit.
Exploration
The Company’s accounting policy for exploration costs provides that exploration expenditures be capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures, as evidenced by a positive economic analysis of the project. Exploration and evaluation expenditures on properties prior to the establishment of a positive economic analysis are charged to operations as incurred.
Total exploration spending in the first quarter of 2015 was $4.8 million, of which $3.1 million was capitalized and $1.7 million was expensed. Exploration expenditures at San Carlos, La Yaqui and Esperanza were capitalized while exploration costs at Quartz Mountain, other regional targets and administration costs were expensed.

Corporate and Administrative
Corporate and administrative expenses of $3.4 million in the first quarter of 2015 were 16% lower than $4.1 million incurred in the first quarter of 2014. Corporate and administration costs were lower than budget as a result of lower salary and other head office costs.
Share-based Compensation
Share-based compensation expense, related to stock options and cash-settled stock appreciation rights (“SARs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) was $1.1 million in 2015, an increase from a recovery of $0.8 million in 2014. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. In 2013, the Company’s Board of Directors approved a cash-settled RSU plan available to officers, employees and consultants, and a DSU plan available to its directors. SARs, RSUs, and DSUs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income. All outstanding stock options, SARs and RSUs grants are subject to vesting provisions. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option. DSUs are not subject to vesting terms, therefore the expense is recorded immediately.
In the first quarter of 2015, the Company completed its annual grant of stock options and cash-settled instruments. Share-based compensation expense in the first quarter of 2015 is comprised of a $0.6 million expense related to the Company’s stock option plan, and a $0.5 million expense related to the Company’s liability for outstanding SARs, RSUs and DSUs upon remeasurement of the liability. The Company’s outstanding liability for SARs, RSUs, and DSUs increased from $2.7 million at December 31, 2014 to $3.2 million at March 31, 2015 as a result of new grants in 2015, offset by a decrease in the Company’s share price over this period.
Finance Income
Finance income in the first quarter of 2015 was $0.6 million, slightly below the same period of 2014 due to lower cash balances. Interest rates on deposit accounts and short-term investments remain near historically low levels.
Financing Expense
Financing expense includes accretion of the Company’s decommissioning liability and property acquisition obligations. The expense for the current quarter was $0.4 million compared to $0.3 million in 2014 as a result of an increased liability.
Foreign Exchange Loss
The Company recognized a $1.8 million foreign exchange loss in the first quarter of 2015, compared to a $0.3 million foreign exchange loss in 2014. Throughout the first quarter of 2015, the Company’s operating currencies, the Mexican peso (“MXN”) Canadian dollar (“CAD”) and Turkish Lira (“TL”), all weakened relative to the USD.
The foreign exchange loss was comprised of a $0.2 million loss on the Company’s Canadian dollar-denominated net assets, a $1.3 million foreign exchange loss on revaluation of the Company’s MXN-denominated assets, and a $0.3 million foreign exchange loss on revaluation of the Company’s TL-denominated asset position. The Company classifies the foreign exchange gain or loss on revaluation of its

MANAGEMENT’S DISCUSSION & ANALYSIS
(All amounts are expressed in United States dollars, unless otherwise stated)

Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss.
Income Taxes and Mexican Tax Reform
The Mexican government approved a new Income Tax Law ("MITL") effective January 1, 2014. The MITL increased the corporate income tax rate to 30%, created a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and created a new Extraordinary Mining Royalty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the MITL requires taxpayers with mining concessions to pay a new 7.5% Special Mining Tax. The Special Mining Tax is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Tax there are no deductions related to development type costs but exploration and prospecting costs are deductible when incurred. The Extraordinary Mining Royalty and Special Mining Tax are tax deductible for income tax purposes.
Tax expense in the first quarter of 2015 was $2.8 million compared to $2.0 million in the same period of 2014. The Company must calculate and provide for tax installments on a monthly basis in Mexico. The Company satisfies its tax liability through periodic installment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability. During the first quarter of 2015, the Company did not pay cash tax installments as the Company offset tax installment payments against its current income tax receivable balance. In addition, the Company has accrued amounts owing for the 7.5% Special Mining Tax, which is paid annually. As at March 31, 2015, the Company had an income tax receivable of $14.2 million, carried over from the prior year.
The statutory federal income tax rate in Mexico for 2015 is 30%. The 7.5% Special Mining Tax introduced under the MITL has increased the effective tax rate in Mexico substantially. The effective tax rate for the first quarter of 2015 (calculated as a percentage of earnings before income tax) was 56%. The effective tax rate results from a number of factors, many of which are difficult to forecast. In the first quarter of 2015, the effective tax rate was impacted by a devaluation in the Mexican peso, as well as non-deductible expenses in Canada and Turkey.
The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss. In the first quarter of 2015, the weakening of the Mexican peso relative to the US dollar resulted in a $0.8 million foreign exchange loss that was recorded in deferred tax expense. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.
Summary of Quarterly Results
The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015
Gold production (ounces)	53,000	43,000	39,000	37,000	33,000	28,000	42,500	38,000
Gold sales (ounces)	55,000	48,000	42,198	32,161	34,039	30,000	38,400	36,556
Operating revenues ($000)	$78,273	$63,811	$53,832	$41,511	$43,843	$38,523	$46,062	$44,728
Earnings (loss) from operations ($000)	$29,195	$14,704	$9,033	$5,541	$3,935	($1,581)	$1,853	$49
Earnings (loss) ($000)	$8,828	$9,249	($5,274)	$2,746	$733	($2,238)	($3,367)	$2,215

Earnings (loss) ($ per share) basic/diluted	$0.07	$0.07	($0.04)	$0.02	$0.01	($0.02)	($0.03)	$0.02

Operating revenues have trended lower over the past two years as a result of decreasing gold prices. Lower realized gold prices and gold sales have resulted in generally weaker financial results. Gold production in the first and fourth quarters is generally higher than in the third quarter of the year, which can be adversely affected by weather-related production issues. Seasonal conditions could continue to impact production and financial results in future periods if rainfall is significantly above or below seasonal averages. The reported loss for the fourth quarter of 2013 included a $9.8 million non-cash deferred tax charge associated with the Mexican tax reform, while the gain reported in the first quarter of 2015 included a $7.0 million gain ($4.6 million after tax) on the sale of the El Realito concession.
Financial and Other Instruments
The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TL. The Company is exposed to financial gains or losses as a result of foreign exchange movements against the USD.
The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments that provide a revised rate of interest upon maturity. At March 31, 2015, the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.
The majority of the Company’s cash balances are held in USD; however, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TL. The Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates to the CAD, MXN, or TL.
As at March 31, 2015, the Company had outstanding a contract to deliver $5 million CAD in exchange for a fixed amount of USD in March 2015, with a CAD:USD rate of 1.27:1. The mark-to-market loss associated with this contract as at March 31, 2015 was nominal. The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. The weakening of the CAD in the first quarter of 2015 resulted in a foreign exchange loss of $0.2 million.
The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. In addition, in December 2015 the Company entered into foreign currency collar contracts to hedge a portion of its Mexican peso-demoninated operating costs in 2015. The Company has entered into contracts totaling $18 million as at March 31, 2015, with scheduled expiries monthly throughout 2015. The mark-to-market loss associated with these contracts as at March 31, 2015 was $0.4 million. For the year ended March 31, 2015, the Company’s net MXN-denominated asset position, excluding the deferred tax liability, resulted in a foreign exchange loss of $1.3 million.
At March 31, 2015 the Company’s TL-denominated net monetary assets mainly consisted of TL-denominated cash and short-term investments, in addition to value-added tax (“VAT“) receivables. This exposure contributed to a $0.3 million foreign exchange loss due to the weakening of the TL compared to the USD during the quarter.
Liquidity and Capital Resources
At March 31, 2015, the Company had $351.4 million in cash and cash equivalents and short-term investments compared to $358.1 million at December 31, 2014. The decrease in total cash and cash equivalents and

MANAGEMENT’S DISCUSSION & ANALYSIS
(All amounts are expressed in United States dollars, unless otherwise stated)

short-term investments of $351.4 million mainly reflects positive cash flows from operations of $2.4 million and $9.7 million proceeds on the sale of non-core concessions and available-for-sale securities, offset by capital spending of $17.5 million. The Company’s working capital surplus decreased to $405.5 million at March 31, 2015 from $411.5 million at December 31, 2014.
Despite substantially lower gold prices which are resulting in reduced profitability, cash flow and liquidity across the industry, the Company`s balance sheet remains strong with $351.4 million in cash, $405.5 million of working capital and continued positive cash flow from operations. The Company has an extensive pipeline of mining projects for development and has the balance sheet strength and corresponding financial flexibility to sequence these projects (once permitted) in a manner that maximizes risk adjusted returns. In 2015, the Company has capital spending commitments of $54.3 million and an exploration budget of $24.8 million. The Company expects that the Mulatos mine will generate sufficient operating cash flow to accommodate all planned capital and exploration spending in Mexico in 2015.
Subsequent to quarter-end, the Company declared its 11th consecutive semi-annual dividend in the amount of US$0.03 per common share. Including the current dividend, the Company has returned a total of $106 million to shareholders through dividends and share repurchases over the past five years. The current dividend represents a decrease from previous levels, a reflection of both the sharp decline in the price of gold and the Company's transition to a growth phase. The Company has one of the strongest development pipelines in its peer group and expects to ramp up spending over the next few years as these growth projects advance towards production.
In addition, the Company has implemented a dividend reinvestment and share purchase plan. By electing to receive common shares in place of cash dividends, shareholders have the option of increasing their investment in Alamos, at a discount to the prevailing market price and without incurring any transaction costs.
Shareholders who elect to participate in the DRIP also have the option of acquiring additional common shares in the Company (subject to limitations) at a discount to the prevailing market price, and without incurring additional transaction costs.
The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market including the facilities of the New York Stock Exchange, and will advise as such with each dividend declaration.

Internal Control over Financial Reporting
Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at March 31, 2015.
Changes in Internal Control over Financial Reporting
There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls
Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at March 31, 2015 and have concluded that these are appropriately designed and operating effectively.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements.
Outstanding Share Data
The table below describes the terms associated with the Company’s outstanding and diluted share capital:

May 5, 2015
Common shares
- Common shares outstanding	127,357,486

Stock options
- Average exercise price CAD $12.90; approximately 58% exercisable	5,638,700

Warrants
- Exercise price CAD $29.48	7,167,866

Total	140,164,052

MANAGEMENT’S DISCUSSION & ANALYSIS
(All amounts are expressed in United States dollars, unless otherwise stated)

Outlook
In April, the Company announced a merger with AuRico to combine the companies by way of a Plan of Arrangement, creating a new, leading intermediate gold producer. The Merger combines two top-quality, highly-complementary asset portfolios, including two long-life, cash flow-generating gold mines: AuRico’s Young-Davidson mine in Ontario, Canada and Alamos’ Mulatos mine in Sonora, Mexico. The combined company will have geographic and operational diversity, with producing assets in Canada and Mexico and a strong growth development pipeline. Furthermore, it is expected that the combined Company will have in excess of $400 million in cash and cash equivalents and short-term investments, providing a strong financial platform for future organic growth or acquisitions. The Company expects the merger to close by mid-2015.
Gold production in the first quarter of 2015 of 38,000 ounces benefited from 15% higher grades than budgeted. Offsetting this was lower high-grade production as the Company has reduced high-grade mill throughput until the mill improvements, including installation of a vertical grinding mill, are completed at the end of the second quarter. Starting in the third quarter, the Company will draw on existing stockpiles to ramp up throughput to the high-grade mill, resulting in higher production in the second half of the year. The Company continues to anticipate producing between 150,000 and 170,000 ounces of gold in 2015 at total cash costs and all-in sustaining costs of approximately $865 and $1,100 per ounce of gold sold, respectively.
Underground mining at San Carlos is being conducted in a higher grade portion of the ore body providing budgeted high grade mill feed of 9.5 g/t Au in 2015, above the current mineral reserve grade of 6.72 g/t Au. Development spending at Mulatos in 2015 will be focused on further underground development of San Carlos, pre-stripping of the El Victor open pit and exploration and development of the Cerro Pelon and La Yaqui satellite deposits.
The Company expects to continue generating sufficient cash flow to fund its sustaining and development capital spending and exploration budget at Mulatos in 2015 at a $1,200 per ounce gold price. The Company continues to operate Mulatos in a manner designed to optimize long-term economics. Costs have risen in the near term though are expected to improve as grades increase and the waste-to-ore ratio normalizes to life-of-mine levels beyond 2015. Mulatos will be further bolstered by the development of Cerro Pelon and La Yaqui, the latter of which is expected to start contributing low cost production growth in the fourth quarter of 2016. With Cerro Pelon and La Yaqui averaging double the 2015 budgeted heap-leach grade, these deposits are expected to both increase production and drive costs substantially lower.
In April 2015, the Company received notice that the injunction order granted against the Turkish Ministry's approval of the EIA for the Ağı Dağı gold project was dismissed by the Çanakkale Administrative Court. With this ruling, the Ministry's earlier approval of the EIA has been returned to good standing. The Company continues to await a ruling from the Turkish High Administrative Court on the Ministry’s and the Company’s appeal of the Çanakkale Administrative Court’s cancellation of the Ministry’s EIA approval in relation to the Kirazlı main project due to the lack of a CIA. The appeal decision remains pending, but is expected to be finalized shortly. The Company remains confident that these permits will be granted, and views the recent court decision with respect to the Ağı Dağı EIA as a strong endorsement of the Company's Turkish projects. Gold production from the first of the Company’s Turkish projects, Kirazlı, is expected within 18 months of receipt of the outstanding forestry and operating permits.
Work in support of an EIA submission for the Esperanza Gold Project in 2015 is underway as well as completion of an internal feasibility study to further support development of the project. Drilling at the Quartz Mountain Property focused on validating the existing mineral resources continued in the first quarter and is expected to be completed in the second quarter of 2015.
The Company’s financial position remains strong, with approximately $405.5 million in working capital and no debt. The Company is well positioned to deliver on its development project pipeline, however, the lower gold price environment further emphasizes the strategic importance of financial strength and flexibility and the Company is evaluating its capital allocation decisions accordingly.

Accounting Policies in effect January 1, 2015
There are no new accounting policies adopted in 2015.
Future accounting policy changes not yet in effect
The following are new pronouncements approved by the IASB. The standards and interpretations are not yet effective and have not been applied in preparing these financial statements; however, they may impact future periods.
(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss - in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. On July 24, 2014, the IASB issued the final version of IFRS 9 with an effective adoption date of January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.
(ii) IFRS 15 Revenue from Contracts with Customers (IFRS 15) was issued in May 2014, which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Company has commenced a review process to determine the impact of adopting this standard on its consolidated financial statements.
(iii) IAS 16 Property, Plant and Equipment (IAS 16) and IAS 38, Intangibles (IAS 38) was issued in May 2014 and prohibits the use of revenue-based depreciation methods for property, plant and equipment and limits the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The Company does not expect that the adoption of these amendments will have a material impact on its consolidated financial statements.
Forward-Looking Statements
This MD&A contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Alamos's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Alamos operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and silver price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs, timing, technical and political risk of construction and development of new deposits; and the success of exploration and permitting activities. In

MANAGEMENT’S DISCUSSION & ANALYSIS
(All amounts are expressed in United States dollars, unless otherwise stated)

addition, the factors described or referred to in the section entitled “Risk Factors” in the Company's Annual Information Form for the year ended December 31, 2014 which is available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this interim report, and Alamos disclaims any intention or obligation to update or revise such information, except as required by applicable law.
Cautionary non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q1 2015	Q1 2014
Cash flow from operating activities - IFRS (000)	$2,440	$7,265
Changes in non-cash working capital (000)	(4,933)	(8,674)
Cash flow from operating activities before changes in non-cash working capital (000)	$7,373	$15,939

(ii)	Mining cost per tonne of ore
“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income.

	Q1 2015	Q1 2014
Mining and processing costs - IFRS (000)	$26,616	$17,546
Inventory adjustments and period costs (000)	(2,103)	3,841
Total cost (000)	$24,513	$21,387
Tonnes Ore stacked / milled (000)	1,572	1,514
Total cost per tonne of ore	$15.59	$14.13

(iii)	Cash operating costs per ounce and total cash costs per ounce
“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.
The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q1 2015	Q1 2014
Mining and processing costs - IFRS (000)	$26,616	$17,546
Divided by: Gold ounces sold	36,556	32,161
Total Cash operating costs per ounce	$728	$546

Mining and processing costs - IFRS (000)	$26,616	$17,546
Royalties - IFRS (000)	2,820	$2,305
Total Cash costs (000)	$29,436	$19,851
Divided by: Gold ounces sold	36,556	32,161
Total Cash costs per ounce	$805	$617

(iv)	All-in sustaining cost per ounce
Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company adopted an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

MANAGEMENT’S DISCUSSION & ANALYSIS
(All amounts are expressed in United States dollars, unless otherwise stated)

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q1 2015	Q1 2014
Mining and processing costs (000)	$26,616	$17,546
Royalties (000)	2,820	2,305
Corporate and administration (000) (1)	2,782	3,534
Share-based compensation (000)	1,118	(784)
Exploration costs (000) (2)	1,414	2,973
Reclamation cost accretion (000)	359	341
Sustaining capital expenditures (000)	5,655	3,288
	$40,764	$29,203
Divided by: Gold ounces sold	36,556	32,161
All-in sustaining cost per ounce	$1,115	$908

(1)	Excludes corporate and administration costs incurred at the Company’s development projects.

(2)	Excludes exploration associated with the Company’s development projects.

(v)	All-in cost
Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q1 2015	Q1 2014
All-in sustaining cost (above)	$40,764	$29,203
Add: Development and expansion capital (000)	10,351	4,921
Add: Other development and exploration (000)	1,810	1,179
Add: Development project corporate and administration (000)	1,456	550
	54,381	35,853
Divided by: Gold ounces sold	36,556	32,161
All-in cost per ounce	$1,488	$1,115

(vi)	Other additional GAAP measures
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs - represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations - represents the amount of revenues in excess of mining and processing, royalties, and amortization expense

•	Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense